United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2019

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐  No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐  No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Breast Cancer Awareness Month – Pink October in Itabira, MG Vale’s Performance in 3Q19 Rio de Janeiro, October 25th,2019

“This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the Brazilian Comissão MarchésFinanciers U.S. Securities and Exchange de Valores Mobiliários (CVM), (AMF)andinparticularthe Commission (SEC), the the French Autorité des factorsdiscussedunder “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.” “Cautionary Note to U.S. Investors - The SEC permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We present certain information in this presentation, including ‘measured resources,’ ‘indicated resources,’ ‘inferred resources,’ ‘geologic resources’, which would not be permitted in an SEC filing. These materials are not proven or probable reserves, as defined by the SEC, and we cannot assure you that these materials will be converted into proven or probable reserves, as defined by the SEC. U.S. Investors should consider closely the disclosure in our Annual Report on Form 20-K, which may be obtained from us, from our website or at http://http://us.sec.gov/edgar.shtml.” DAisgcelanimdear

1. Opening remarks 2. Highlights of Vale’s performance in 3Q19 3. Business segment performance Agendaa

Opening remarks

5 3Q19 Results: Business stabilization Eduardo Bartolomeo, Chief Executive Officer, commented: “In the third quarter of 2019, we made progress towards stabilizing our business and advanced with our objective of full reparation of Brumadinho. The de-characterization of 9 upstream dams is ongoing, with the completion of the first dam expected by the first quarter of 2020. We have fulfilled our commitment of reducing the C1 cost and stoppage expenses compared to the previous quarter. We are evolving with a premium product portfolio tailored to market demands. Together with our commitment to safety and disciplined capital allocation, our actions reduce uncertainties and lead us to sustainable results”

6

The reparation of Brumadinho and region advances

Restoring dignity of people affected

Emergency support:

- Hospitals, health units and psychological support
- Supply of water, food, medicine and others
- Accommodation and transportation
- Donations and financial support
- Animal rescue and care, etc

Compensating for damages

R$ 2.25 billion already paid in compensations:

- 108,000 people with emergency compensations
- 232 victims with labor indemnifications signed
- +700 civil agreements signed (individual/groups)

25 legal agreements signed, with diverse themes and actions

Restoring local productive capacity

Alliance for Brumadinho:

- Development of alternative economic fronts
- Educational actions, public services / structures

Development Plan for Impacted Territories:

- R$190 million for initiatives in Macacos (Nova Lima), Barão de Cocais and Itabirito

Recovering the environment

US$ 1.2 billion provisioned to:

- Plan with integrated structures
  - 2 water treatment stations already operating
  - Paraopeba river dredging has already begun
- Ensure water supply to Belo Horizonte region
  - Restore water withdrawal in Paraopeba river

Note: Financial figures are estimates.

7 The de-characterization of dam structures in Brazil is ongoing 2019 2020 2021 2022+ 3 dams to be completely de-characterized1 Grupo Fernandinho 8B 4 dams to be de-characterized as upstream dams with downstream embankments Forquilha I Forquilha II Forquilha III Vargem Grande 2 dams with safety index increased by structural strengthening B3/B4 Sul Superior Improving/ maintaining safety index Engineering, drilling, removal of interference Strengthening embankment Tailings removal/ de-characterization Conclusion of containment structures 1 The remaining 6 dams will be de-characterized according to standards defined by ANM’s Norm 13.

8 Our governance and dam management have evolved Risk Governance - Overview Internal Lines of Defense Dam management Before Brumadinho After Brumadinho Consulting Committees 3. Investigations iness Units Non exhaustive Business Units Executive Committees 1. Geotechnical Risks 2. Operational Risks 3. Strategic, Financial and Cybernetic Risks 4. Compliance Risks Extraordinary Independent 1. Dam Safety 2. Support and Recovery Board of Directors Executive Board Internal Audit UpperDam Safety Board Committee mgmt Safety & Operational Excellence Office Matrix Geotechnics Bus Operational Geotechnics

9

3Q19 was a period of stabilization and sustaining cash flow generation

Iron Ore fines
C1 cash cost
US$/t



12.4
17.6
15.3
3Q18
2Q19
3Q19

Vale expects that C1 cash cost will reduce between **US$1.0-1.5/t in 4Q19**

Stoppage expenses related to Brumadinho
US$/t



2.7
5.7
2.8
3Q18
2Q19
3Q19

Looking forward, unitary stoppage expenses related to Brumadinho may range between **US$2.5-3.5/t in 4Q19**

10 3Q19 was a period of stabilization and sustaining cash flow generation US$ million 611 939 467 493 891 355 417 4,828 3,412 2,950 Others 3 EBITDA proforma 3Q19 Working capital Brumadinho expenses1 Interest on loans 2 Income taxes & Refis Capex Free cash flow from operations Ferrous Acquisition Cash Increase in cash & cash equivalent management & others 4 and ST investiments 5 1 Includes US$ 225 million of incurred expenses and US$ 386 million disbursement of provisioned expenses. 2 Includes premiums (US$ 246 million) related to the cash tender offer for Vale’s bond. 3 Includes derivatives, Samarco, dividends and interest on capital paid to noncontrolling interest and others. 4 Includes US$ 1.8 billion release of frozen funds, US$ 0.7 billion of net debt repayment and US$ 0.2 billion exchange rate variation. 5 Includes US$ 0.9 billion of investments in Brazilian treasury securities. 879

11 Vale has great potential to be the preferred supplier in the low-carbon economy benchmark in different markets Vale’s current main portfolio Vale’s products considered Pellet GF88 BRBF IOCJ Think beyond Products to study the development with clients in a greener world HBI “Green” pig iron

12 Capital allocation relies on the progress of reparation, but cash will be preserved ~US$ 900 million ~US$ 1.8 billion In September, Vale announced cash tender offer for US$1 billion of notes Cash will be preserved, regardless the approval of dividends or buybacks Dividends / Buybacks TBD Bolt-on acquisitions Major organic projects Accumulated FCF Debt and bonds buybacks Operational leases MBR call option

13 The roadmap for de-risking Vale 1 Reparation of Brumadinho 2 Assuring dam safety and asset integrity Stabilizing production and leveraging 3 4 Sustaining solid cash flow generation competitiveness

Highlights of Vale’s performance in 3Q19

15 EBITDA proforma increased in 3Q19 due to higher sales volumes and lower stoppage expenses related to Brumadinho US$ million 395 225 130 389 Others4 Volumes3 EBITDA 2Q19 proforma1 Brumadinho stoppage expenses 2 Prices EBITDA 3Q19 proforma Brumadinho incurred expenses EBITDA 3Q19 1 Net of Brumadinho provisions. 2 Difference between effects of 2Q19 (US$ 364 million) and 3Q19 (US$ 234 million). 3 Including halted operations resumption related to Brumadinho event. 4 Including freight (US$ 177 million) and dividends (US$ 192 million). 4,828 4,630 4,603 852

16 Net debt reached the lowest level since 4Q08 as a result of the release of frozen funds and strong cash generation during 3Q19 Net debt / LTM1 EBITDA Ratio 3Q18 4Q18 1Q19 2Q19 3Q19 1 LTM – last twelve months Average cost of debt: 4.71% per annum Average maturity: 8.04 years 1.0 0.9 0.7 0.6 0.5 LTM EBITDA / LTM gross interest: 10.8x Net debt in 3Q19: US$ 5.321 billion

17 Gross debt decreased by US$ 1 billion as a result of net debt repayment mostly related to the repurchase of bonds in 3Q19 Gross debt Gross debt amortization schedule1 US$ billion US$ billion 14.5 0.1 2019 2020 2021 2022 2023 onwards Gross debt 3Q18 2Q19 3Q19 1 As of September 30th, 2019. Does not include accrued charges. 70% of our debt settlement will occur after 2023 16.810 15.790 14.786 10.1 2.3 1.10.9

Business segment performance

18 Ferrous Minerals delivered solid performance due to the resumption of halted operations and strong performance in the Northern System US$ million 130 157 177 150 Volumes¹ C1 cash cost ² EBITDA 2Q19 Brumadinho stoppage expenses³ Prices Freight Others EBITDA 3Q19 ¹ Including resumption of halted operations related to Brumadinho event. ² Excluding volume effect and FX. ³ Difference between effects of 2Q19 (US$ 364 million) and 3Q19 (US$ 234 million). 4,634 4,223 929 478

19

Higher 62% Fe reference prices partially offset the decrease of US$ 5.4/t in Vale's realized price

US$/t, 3Q19


102.0
3.0
1.0
0.2
1.1
2.6
2.4
100.2
3.2
7.8
89.2
Average Reference Price 3Q19 (dmt)
Quality
Premium / discount and commercial conditions
Provisional prices in prior quarter¹
Lagged prices
Current
Provisional prices in current quarter²
CFR reference (dmt)
Adjustment for FOB sales
Moisture
Vale realized price (wmt)³
Impact of pricing system adjustments

[1] Adjustment as a result of provisional prices booked in 2Q19 at US$ 109.9/t.
[2] Difference between the weighted average of the prices provisionally set at the end of 3Q19 at US$ 88.7/t based on forward curves and US$ 102.0/t from the 3Q19 62% Fe reference price.
[3] Vale price is net of taxes.

20 Base Metals EBITDA increased as a result of higher realized prices and lower costs Base Metals EBITDA Highlights 3Q19 Base Metals operations in the North Atlantic achieved a solid performance after the scheduled and unscheduled maintenance at its refineries during the previous quarter which were completed throughout 3Q19 US$ million Likewise, following the conclusion of scheduled maintenance activities at both Matsusaka and Clydach refineries, PTVI had a significant boost in nickel volumes in 3Q19, one of the main factors for its QoQ increase in EBITDA In Brazil, the judicial authorization to resume both mining and processing operations at Onça Puma, granted in September, was another milestone achieved towards production stability 3Q18 2Q19 3Q19 555 528 465

21 Coal EBITDA was negatively impacted by lower prices, higher logistics costs and higher maintenance at the processing plants Coal Adjusted EBITDA Highlights 3Q19 Vale’s Coal operations demanded the reassessment of the business strategy, with the implementation of a new mining plan and a maintenance program for the plant recovery US$ million 16 The new mining plan was designed to better access the ore bodies and to improve the economic value of the asset. As a result, cost will decrease as the lower stripping ratio represents moving less overburden to gather the same amount of ore, which would allow cost savings 3Q18 2Q19 3Q19 -106 -172

Additional Information

23

Investments

Project execution and sustaining investments

US$ million



891
756
692
569
730
600
123
130
135
3Q18
2Q19
3Q19
Project Execution
Sustaining

Highlights 3Q19

Total investments of **US$ 891 million** in 3Q19

The Northern System 240 Mtpy project had some secondary crushers replaced at local plants and continued to receive mobile equipment. The project also had earthworks and the construction of superstructure started for the rail yard and loop line

The Salobo III project received the first loads related to the long distance conveyor belt (TCLD) at the site, while base plates of gearless drives arrived at the Vila do Conde port. Concrete foundation for mills and primary crushers' bases was completed

VALE

24 Iron ore and pellets sales volumes and sales mix composition Iron ore¹ and pellets sales volumes (Mt) Iron ore sales product mix (%) Iron Ore Pellets Premium Products² Other Products ³ 3Q18 2Q19 3Q19 3Q18 2Q19 3Q19 1 Iron ore fines including ROM ² Composed by pellets, Carajás, Brazilian Blend Fines (BRBF), pellet feed and Sinter Feed Low Alumina (SFLA) ³ Composed by standard sinter feed, lump and high silica 14.3 11.1 83.5 73.6 8.8 61.9 79% 86% 86% 21% 14% 14%

25 Iron ore pricing systems Impact of pricing mechanisms US$/t Pricing system breakdown (%) Lagged Current Provisional Provisional – prior quarter 3.0 Lagged 0.2 -1.1 -3.0 2Q19 2Q19 Current 3Q19 3Q19 Provisional - current quarter 2.1 -1.2 -2.4 -2.6 3Q19 2Q19 3Q19 2Q19 3Q18 2Q19 3Q19 28% 22% 23% 67% 68% 62% 11% 9% 10%

26 Nickel premium/discount by product and sales product mix Nickel premium/discount by product and average aggregate premiums (US$/t) Nickel sales product mix (%) Class I Class II battery-suitable Class II Intermediates Class I Class II Battery-suitable Class II Intermediates Vale's average aggregate premium Other timing and pricing adjustments Vale's average aggregate premium after adjustments 3Q18 2Q19 3Q19 1,310 393 -3,190 -1,073 -680 -100 -390 56% 67% 61% 26% 25% 21% 11% 7% 4% 10% 7% 7%

27

Price realization – copper operations


US$/t, 3Q19
5,802
9
5,811
255
5,556
638
4,918
Average LME copper price
Current period price adjustments
Copper gross realized price
Prior period price adjustments
Copper realized price before discounts
TC/RCs, penalties, premiums and discounts
Average copper realized price

VALE

28 Price realization – metallurgical coal US$/t, 3Q19 16.4250 0.4 0.1 Average reference price 3Q19 Portfolio & quality Premium, discounts & commercial conditions Provisional prices in prior quarters Lagged and current prices Provisional pricesFreight differential in current quarter Vale price 3Q19 Impact of pricing system adjustments 164.5 161.5 0.4 -16.4 12.7

29 Price realization – thermal coal US$/t, 3Q19 Average reference price 3Q19 Portfolio & quality Premium, discounts & commercial conditions Provisional prices in prior quarters Lagged and current prices Provisional prices in current quarter Freight differential Vale price 3Q19 Impact of pricing system adjustments 61.2 0.50.50.71.0 0.0 54.1 8.0

30 Debt position breakdown Debt breakdown by instrument (%) Debt breakdown by currency (after hedge) (%) 4% 16% 23% 26% 72% 58% Hedge to USD USD BRL Others Development Agencies Capital Markets Bank Loans

VALE

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 25, 2019		Director of Investor Relations